Exhibit 12.1

MMLP Ratio of Earnings to Fixed Charges

							Three
				January 1	November 6		Months
				through	through	Year ended	Ended
	Years ended December 31,			November 5,	December 31,	December 31,	March 31,
	1999	2000	2001	2002	2002	2003	2004
				(In Thousands)
Pre-tax income before minority interest and equity in earnings of partnership	($2,010)	$1,585	$5,936	$2,685	$2,310	$9,180	$3,109
Distributions from partnership	—	—	394	—	891	3,564	594
Fixed Charges	7,315	8,197	5,600	3,435	345	2,001	704

Earnings	$5,305	$9,782	$11,930	$6,120	$3,546	$14,745	$4,407

Fixed Charges Interest Expense (includes any debt amortization)	$7,049	$7,949	$5,390	$3,283	$345	$2,001	$704
Estimated interest element of rentals	266	248	210	152	—	—	—

Total Fixed Charges	$7,315	$8,197	$5,600	$3,435	$345	$2,001	$704

Ratio of Earnings to Fixed Charges	0.73	1.19	2.13	1.78	10.28	7.37	6.26